                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person

   Sternbach, Stephen
   (Last)     (First)  (Middle)

   c/o Star Multi Care Services, Inc.
   33 Walt Whitman Road
   (Street)

   Huntington Station, New York 11746
   (City)              (State)  (Zip)


2. Issuer Name and Ticker or Trading Symbol

   Star Multi Care Services, Inc. (SMCS)


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   June/1997


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

       Chairman of the Board
       Chief Executive Officer

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             End of       Form:
                                  action      action         (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date        Code        -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/     -------------      Amount     or     Price        (Instr.     (I)            Ownership
   (Instr. 3)                     Year)    Code      V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  -----   -----  ------------  ---  ----------  -----------  -------------  ---------------

Common Stock                   6/3/97      S              40,000         D   $4.09375      803,155           D

Common Stock                   6/12/97     S              10,000         D   $4.25         793,155           D

Common Stock                   6/13/97     S               2,000         D   $4.50         791,155           D

Common Stock                   6/17/97     S               3,000         D   $4.375        788,155           D

Common Stock                   6/24/97     S               1,000         D   $4.625        787,155           D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or type responses)
          (Over)

                            Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------

Common Stock                              $1.51        6/11/97      M                            12,000

Common Stock                              $1.51        6/17/97      M                             3,000

Common Stock                              $1.51        6/17/97      M                             1,000



                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------

Common Stock                  Common Stock                 12,000       $1.51          23,393         D

Common Stock                  Common Stock                  3,000       $1.51          20,393         D

Common Stock                  Common Stock                  1,000       $1.51          19,393         D


Explanation of Responses:



     /s/ STEPHEN STERNBACH                July 10, 1997
-------------------------------           -------------
**Signature of Reporting Person                Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

NOTE: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.